UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: September 30, 2020

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Combined Shareholders’ Meeting

Cellectis S.A. (the “Company”) will hold a Combined Ordinary and Extraordinary General Meeting (the “Meeting”) on November 4, 2020 beginning at 9:30 a.m. (Paris time) at 8, rue de la Croix Jarry, 4th floor, 75013 Paris, France.

The Meeting is called to deliberate on (i) the appointment of Mr. Jean-Pierre Garnier as a new board member and (ii) an amendment to the age limit applicable to directors, the chief executive officer and deputy chief executive officers.

In the context of the Covid-19 epidemic and in accordance with French Ordinance No. 2020-321 of March 25, 2020, the provisions of which were extended until November 30, 2020 by Decree No. 2020-925 of July 29, 2020, the Meeting will take place in camera, i.e., without the physical presence of the shareholders and the other persons entitled to attend. Shareholders will therefore not be able to physically attend the Meeting but may be represented and vote there under the conditions specified in the Company’s Notice of Combined Shareholders’ Meeting.

The following document regarding the Meeting, which is attached as an exhibit hereto, is incorporated by reference herein:

EXHIBIT INDEX

Exhibit	Title
99.1	Notice of Combined Shareholders’ Meeting of Cellectis S.A., including Agenda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)

October 1, 2020	By:	/s/ André Choulika
André Choulika
Chief Executive Officer

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